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January 19, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:    Arthur C. Sandel, Office of Structured Finance

    Michelle Stasny, Office of Structured Finance

Re:	Southern California Edison Company
SCE Recovery Funding LLC
Registration Statement on Form SF-1
Filed October 26, 2020
File Nos. 333-249674 and 333-249674-01
SEC Comment Letter dated November 17, 2020

Dear Mr. Sandel:

On behalf of Southern California Edison Company (“SCE”) and SCE Recovery Funding LLC (together with SCE, the “Registrants”), we submit via EDGAR for review by the Securities and Exchange Commission (the “Commission”) the accompanying Amendment No. 1 (including certain exhibits) (“Amendment No. 1”) to the Registrants’ above-referenced Registration Statement on Form SF-1 (the “Registration Statement”). Amendment No. 1 reflects the Registrants’ responses to the comments received from the staff of the Commission (the “Staff”) contained in the Staff’s letter dated November 17, 2020 (the “Comment Letter”), certain other updated information and structural changes. For your convenience, the Registrants are providing to the Staff a supplemental typeset copy of Amendment No. 1 marked to indicate the changes from the Registration Statement that was filed on October 26, 2020.

The Staff’s comments as reflected in the Comment Letter are reproduced in italics in this letter, and the corresponding responses of the Registrants are shown below each comment. All references to page numbers in the Registrants’ responses are to the page numbers in Amendment No. 1.

General

1.

We note that throughout the registration statement you refer to the “series supplement” to the indenture. Please confirm your understanding that additional issuances of securities issued by SCE Recovery Funding LLC will be registered on separate registration statements.

Response: The Registrants confirm their understanding that additional issuance of the securities issued by SCE Recovery Funding LLC will be registered on separate registration statements.

2.

We note that throughout the registration statement you occasionally use the term “issuer” when referring to the issuing entity (or an issuing entity). Please note that the issuer of asset-backed securities is the depositor for a particular issuing entity, and not the issuing entity itself. Refer to Securities Act Rule 191. For clarity, please replace references to “issuer” with “issuing entity” as appropriate.

Response: In response to the Staff’s comment, the Registrants have replaced references to the “issuer” throughout the Registration Statement where intended to refer to SCE Recovery Funding LLC rather than the depositor, with references to the “issuing entity” in Amendment No. 1.

3.	Please confirm that no more than 50% of the recovery property, as measured by dollar volume, will be delinquent as of the measurement date. Refer to Item 1101(c)(2)(iv) of Regulation AB.

Response: The Registrants respectfully submit that the recovery charge has not been imposed and accordingly there are no delinquencies at this time. Based on the recovery charge collected as part of the SCE’s normal billing process, SCE notes that as of December 31, 2019, delinquencies as a percentage of total billed revenues for all classes of customers was 1.71%.

Form of Prospectus

Cover Page of Prospectus

4.

We note on pages 110-111 that the underwriters may engage in overallotment transactions and other similar transactions. Please include disclosure of this option on the cover page of the prospectus pursuant to Item 501(b)(2) of Regulation S-K.

Response: The Registrants respectfully submit that the overallotment transactions described on pages 117-118 of the prospectus do not constitute an “over-allotment option” described in Item 501(b)(2) of Regulation S-K. We understand the “over-allotment option” described in Item 501(b)(2) of Regulation S-K (often referred to as a “green shoe”), to refer to an option exercisable by the underwriters to purchase additional securities from the issuer to cover over-allotments, which securities can be sold by the underwriters in connection with the offering. In this offering, however, neither SCE nor the issuing entity is providing any underwriter with the option to purchase additional securities in connection with the offering. Rather, the overallotment transactions described on pages 117-118 of the prospectus are sales to investors by the underwriting syndicate in excess of the stated offering size, which sales will be covered by the underwriters by purchasing the securities in the open market after the distribution of the securities has been completed. We believe transactions of this type are commonly disclosed in securities offerings of this type but are not disclosed on the cover page for this reason.

Cautionary Statement Regarding Forward-Looking Information, page 2

5.

We note your statement that you undertake no obligation to update or revise any forward-looking statement. This disclaimer does not appear to be consistent with your disclosure obligations. Please revise to clarify that you will update this information to the extent required by law.

Response: In response to the Staff’s comment, the Registrants have revised the disclaimer to clarify that it will update or revise its future disclosures to the extent required by law.

Prospectus Summary of Terms

State Pledge, page 9

6.	We note your use of the term “prospectus supplement.” Please revise to only refer to the “prospectus.”

Response: In response to the Staff’s comment, the Registrants have replaced the reference to “prospectus supplement” with “prospectus” in Amendment No. 1.

The Depositor, Seller, Initial Servicer and Sponsor

Billing and Collections, page 49

7.

We note your disclosure that, if a customer does not pay their bill on time, SCE applies a late payment charge. Please revise to describe when a payment is not “on time” and clarify how you determine when a payment is delinquent. Refer to Item 1100(b)(5) of Regulation AB.

Response: In response to the Staff’s comment, the Registrants have revised the disclosure to clarify that bills are due within 19 days after they are issued and if a payment is not posted by the 20th day after the issuance of the bill, a late payment charge is assessed.

Description of the Bonds

Principal Payments, page 59

8.

We note your statement that you will make scheduled payments of principal “to the holders of the tranche bonds.” It is unclear to which bond holders you are referring, as elsewhere in the prospectus you indicate that there may be multiple tranches of bonds issued. Please revise to specify how principal payments will be made.

Response: The Registrants respectfully submit that the Issuing Entity will make payments of principal on each payment date and sequentially to each tranche of bonds, in accordance with the expected sinking fund schedule. Please note disclosures pertaining to the payment of principal under the heading “Principal Payments” on page 63 of Amendment No. 1.

Security for the Series A Bonds

Pledge of Collateral, page 82

9.

We note that, in addition to the recovery property, property in the collection account and all of its subaccounts will also secure the bonds, including “cash instruments, investment property or other assets on deposit therein or credited thereto from time to time and all financial assets and securities entitlements carried therein or credited thereto.” Please confirm whether any of the underlying collateral will consist of securities for purposes of Rule 190 under the Securities Act.

Response: The Registrants hereby confirm that none of the underlying collateral will consist of securities for purposes of Rule 190 under the Securities Act.

Part II – Information Not Required in Prospectus

Item 14. Exhibits, page II-3

10.	Please file your remaining exhibits with your next amendment. Refer to Item 1100(f) of Regulation AB and Instruction 1 to Item 601 of Regulation S-K.

Response: The Registrants are filing certain of their exhibits with Amendment No. 1 and will file the remaining exhibits with a subsequent amendment to the Registration Statement.

Item 15. Undertakings, page II-3

11.	Please revise to include the undertakings under Items 512(b) and 512(k) of Regulation S-K or tell us why it is not appropriate for you to do so.

Response: In response to the Staff’s comment, the Registrants have revised the Registration Statement to include the undertaking under Item 512(b). The Registrants have not included the undertaking under Item 512(k) of Regulation S-K because the issuing entity has not and does not intend to incorporate by reference the annual report filed pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 of a third party.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions or comments about this letter or need any further information, please call the undersigned at (628) 231-6803.

Very Truly Yours

By:	/s/ Eric D. Tashman
Eric D. Tashman

cc:	Kevin M. Payne (SCE)

William M. Petmecky III (SCE Recovery Funding LLC)

Natalia Woodward (SCE)

Kathleen Brennan de Jesus, Esq. (SCE)

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